2825 Airview Boulevard
Kalamazoo, MI 49002

April 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549

Attention:	Tracey Houser
Jeanne Baker

RE:	Stryker Corporation
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 10, 2023
Form 8-K
Filed January 31, 2023
File No. 001-13149

Ladies and Gentlemen:

Stryker Corporation (the “Company”, “we”, “our” or “us”) is submitting this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter from the Staff of the Commission (the “Staff”), dated April 11, 2023, pertaining to the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”), Current Report on Form 8-K filed on January 31, 2023 and proxy statement filed with the Commission on March 28, 2023. Unless otherwise defined herein, terms defined in the Company’s response dated March 30, 2023 (the “March 30, 2023 letter”) and used herein shall have the same meanings given to them in the March 30, 2023 letter.

For your convenience, we have set forth below each of the comments in the Staff’s letter dated April 11, 2023, followed by the Company’s response thereto. As part of certain responses, we provide illustrative disclosures to help the Staff understand and evaluate our proposed approach to resolving the Staff’s comments. The disclosures that we ultimately make could change based on the facts and circumstances that exist at the time that we make them.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Acquisitions, Goodwill and Intangible Assets, and Long-Lived Assets, page 18

1.Your response to comment 7 indicates that given recent central bank-led interest rate hikes and the overall macroeconomic environment, you elected to perform a quantitative impairment test for Spine at your annual testing date of October 31, 2022. Please tell us why these two factors did not result in you performing quantitative assessments for any of your other reporting units as of October 31, 2022. Address the need to expand your disclosures to address this apparent inconsistency.

Response: We respectfully acknowledge the Staff’s comment. Our 2021 annual goodwill impairment tests were performed using the optional qualitative assessment available under ASC 350-20-35-3A. While not required under the authoritative guidance, we also elected to obtain a corroborative quantitative analysis to support our qualitative assertions regarding the fair values of our reporting units. Accordingly, we engaged a third-party valuation specialist to perform the corroborative quantitative analysis, for which the procedures included estimating the fair value of each of our reporting units under the market approach and then reconciling the aggregate of their fair values to the Company’s overall market capitalization. The valuation technique utilized by the specialist was the guideline public company method, which is a commonly used form of the market approach that estimates the value of a business using trading multiples derived from a peer set of similar companies. The corroborative quantitative analysis indicated that, for all of our other reporting units, the excess of implied fair value over carrying amount (“cushion”) was substantially greater than Spine’s cushion.

In our 2022 annual goodwill impairment tests, our evaluation of whether it was more likely than not that the fair values of our reporting units other than Spine had been reduced below their carrying amounts was performed in accordance with ASC 350-20-35-3. Our considerations included the results of the 2021 annual goodwill impairment tests, as well as assessments of those reporting units’ financial performance, broader industry and market considerations, cost factors, the trading price performance of the Company’s common stock, the impact of central bank-led interest rate hikes and the overall macroeconomic environment. Our qualitative assessments resulted in a conclusion that it was more likely than not that the fair values for our reporting units other than Spine exceeded their respective carrying amounts at October 31, 2022. Accordingly, we were not required to perform quantitative impairment tests for those reporting units.

We advise the Staff that in future filings beginning with the Form 10-Q for the quarter ended March 31, 2023, we will revise our discussion and analysis of the 2022 annual impairment tests to state that we did not identify any factors that would lead us to believe that any of our other reporting units were at risk of a goodwill impairment. Our revised future disclosure is included in our response to comment 2. below.

2.Your draft disclosure provided as part of your response to comment 7 states that the impairment charge was “significantly affected by the discount rate." Please expand this disclosure to clarify the extent to which revenue, gross profit and operating income margin falling short of internal expectations impacted the impairment test and the resulting material impairment charge. To the extent that operational issues and trends impacted the impairment test, provide a discussion of the previous expectations, the degree to which your historical results fell short of the 2021 expectations, and the degree to which your historical results impact the 2022 impairment test. Finally, we note that with the 2021 impairment test, the Spine reporting unit had an implied fair value that exceeded the carrying amount by 51%. Please include this information in your draft disclosure to allow investors to better understand the discussion of the factors that materially impacted the fair value of the Spine reporting unit subsequent to the 2021 impairment test.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that our revised future disclosure to be included in future filings beginning with the Form 10-Q for the quarter ended March 31, 2023 has been expanded as follows:

Critical Accounting Policies and Estimates
We test goodwill annually for impairment at October 31 or whenever events or circumstances indicate that goodwill may be impaired. When it is unlikely that goodwill of a reporting unit is impaired, we perform a qualitative assessment that may be periodically supplemented with a corroborative quantitative analysis. The supplemental analysis supporting our 2021 annual goodwill impairment tests was performed using a market approach that utilizes trading multiples derived from a peer set of similar companies. The results of that supplemental analysis indicated that, at October 31, 2021, the implied fair values of our reporting units exceeded their respective carrying amounts by approximately 50% for our Spine reporting unit and at least 100% for all other reporting units.

When necessary, we perform a quantitative impairment test and determine the fair value of a reporting unit using an income approach and we corroborate our concluded value under the income approach using a market approach that utilizes trading multiples derived from a peer set of similar companies. The income approach calculates the present value of estimated future cash flows and requires certain assumptions and estimates to be made regarding market conditions and our future profitability. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows used to measure fair value. Assumptions used in our impairment evaluations, such as forecasted growth rates and cost of capital, are consistent with internal business plans. We believe such assumptions and estimates are also comparable to those that would be used by other marketplace participants.

During 2022 our Spine reporting unit’s operating performance was affected by several factors, including a slower than anticipated recovery of surgery volumes as we emerged from the COVID-19 pandemic, rising costs and our competitive environment. Consequently, for the year ended December 31, 2022 revenues, gross margin and operating income were 3%, 4% and 33% below budgeted amounts. For the annual impairment test of our Spine reporting unit at October 31, 2022, we performed a quantitative impairment test and recognized a goodwill impairment charge of $216. The fair value of our Spine reporting unit was determined using a discounted cash flow analysis, which is a form of the income approach. Significant inputs to the analysis included assumptions for future revenue growth, operating margin and the rate used to discount the estimated future cash flows to their present value, based on the reporting unit’s estimated weighted average cost of capital. The impairment charge for our Spine reporting unit was also significantly affected by the discount rate, which was impacted by central banks raising interest rates during 2022 and increased risk due to macroeconomic conditions. Our assumptions for revenue growth and operating margin considered the operating factors described above, including surgery volumes, increased costs and our competitive environment.

The assumptions used in the discounted cash flow analysis are subject to inherent uncertainties and subjectivity. The use of different assumptions, estimates or judgments with respect to the estimation of future cash flows and the determination of the discount rate used to reduce such estimated future cash flows to their net present value could materially change any related impairment charge. We believe our estimates are appropriate based upon current and future market conditions and the best information available at the impairment assessment date. However, future impairment charges could be required if we do not achieve our cash flow, revenue and profitability projections or if there is an increase in the weighted average cost of capital. Changes in our estimates of the discount rate, long-term revenue growth and long-term operating margin would result in additional goodwill impairment charges as follows:

Change in selected assumption	Amount
100 bps increase in discount rate	$ 220
100 bps decrease in long-term revenue growth	130
100 bps decrease in long-term operating margin	40

For our other reporting units we performed qualitative assessments and concluded it was more likely than not that the fair values of those reporting units exceeded their respective carrying amounts. No impairment was identified for those reporting units in 2022 and we did not identify any factors at October 31, 2022 that would lead us to believe that those reporting units are at risk of a goodwill impairment. Future changes in the judgments, assumptions and estimates that are used in our impairment testing for goodwill and indefinite-lived intangible assets, including discount rates and cash flow projections, could result in significantly different estimates of the fair values. A significant reduction in the estimated fair values could result in impairment charges that could materially affect our results of operations.

Notes to Consolidated Financial Statements, page 27

3.We note your response to comment 8 regarding the costs you have referred to as restructuring activities, specifically your conclusion that these costs are not within the scope of ASC 420 as the costs do not meet the FASB Codification definition of restructuring. Please provide us with a more comprehensive explanation of the activities generating these costs for the last three fiscal years and an analysis of the guidance in ASC 420-10-15-3 and 15-4. In this regard, we note that ASC 420-10-15-4 states, in part, “[a]n exit activity includes but is not limited to a restructuring”. Also address liabilities and costs related to exit activities associated with business combinations in accordance with ASC 420-10-15-3.e. In this regard, we note that you also recognized workforce reduction and termination of sales relationships in your other acquisition and integration-related charges adjustment.

Response: We respectfully acknowledge the Staff’s comment. For the ease of the Staff’s review of our response, we have reproduced the table in our response to comment 5. in the March 30, 2023 letter that summarizes costs associated with structural optimization and other special charges (amounts in millions):

	2022	2021	2020
Certain long-lived and intangible asset write-offs and impairments and associated costs	$96	$203	$184
Closure/transfer of manufacturing and other facilities	83	52	49
Product line exits	80	61	114
Employee retention and workforce reductions	74	39	39
Distributor termination	—	—	27
Other special charges	16	31	45
Total adjustment to operating income	$349	$386	$458

Charges categorized within certain long-lived and intangible asset write-offs consisted primarily of the write-off of assets that were accounted for under ASC 360 and ASC 350. For example, we disclosed in Note 15 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) that the suspension of our investment in a new global enterprise resource planning system resulted in corresponding impairment charges. As an additional example, 2021 charges included the write-off of previously acquired in-process research and development assets as a result of our decision to no longer utilize the underlying intellectual property.

Charges categorized within product line exits consisted primarily of the write-off of inventories as a result of our decision to no longer distribute or market certain product lines. Such charges were accounted for under ASC 330. Additionally, to the extent that we wrote off long-lived and intangible assets associated with the exit of a specific product line, such charges were also categorized therein and accounted for under ASC 360 and ASC 350.

Charges categorized within employee retention and workforce reductions consisted primarily of retention bonuses and/or severance pay for affected employees (in response to the Staff’s note that we also included charges for workforce reductions in our acquisition and integration-related charges adjustment, we include such charges in that adjustment when they are related to the integration of recently acquired businesses and occur within the first 24 months post-acquisition). Management decisions regarding workforce reductions are made in response to changes in our business environment as they occur and are therefore difficult to predict. We have a past history, however, of providing the same types of benefits (e.g., outplacement services, lump-sum severance payments calculated using a consistent formula and/or statutorily required minimum payments) to affected employees and therefore have an ongoing benefit arrangement that is accounted for under ASC 712.

In the table above, charges categorized within other special charges for 2020 include $11 million of non-impairment charges related to the aforementioned suspension of our global enterprise resource planning system that is not subject to ASC 420 and $12 million of COVID-19 pandemic-related inventory write-offs accounted for under ASC 330. The remaining charges—categorized within closure/transfer of manufacturing and other facilities, distributor termination and other special charges—aggregate to $99 million, $83 million and $98 million for 2022, 2021 and 2020. These charges are related to actions that, individually and in the aggregate, did not materially change the scope of the business undertaken by the Company or the manner in which the Company’s business is conducted. While they do not qualify as a restructuring as defined by ASC 420, most of these charges were subject to the guidance in ASC 420-10-15-3(b) and (c). In our consideration of the disclosure of an accounting policy as well as the disclosure requirements of ASC 420-10-50-1, we concluded that the determination of these costs was neither complex nor judgmental, and that they were not material to the financial statements taken as a whole. Our assessment of their materiality included both quantitative and qualitative considerations, including that such charges were neither indicative of nor related to our ongoing business strategy. Accordingly, we believe neither inclusion of an accounting policy nor disclosure was necessary in the notes to the consolidated financial statements included in our 2022 Form 10-K.

Although the charges referenced in the preceding paragraph are not material to the periods presented in the consolidated financial statements included in our 2022 Form 10-K, we acknowledge that similar charges may be material in the future. We therefore advise the Staff that in future filings, we will disclose our accounting policy for recognizing restructuring charges and any disclosures required by ASC 420-10-50-1 for material charges.

Note 15 – Asset Impairments, page 38

4.Your response to comment 8 indicates that you recognized long-lived asset write-offs and impairment charges of $96 million, $203 million, and $184 million for 2022, 2021, and 2020, respectively. However, your cash flow statement reflects impairment charges of $54 million, $264 million, and $215 million for these same periods and the discussion in Note 15 only addresses impairments of $47 million in 2022 and $105 million in 2021. Please address the apparent discrepancies related to your 2021 impairment charges and tell us why Note 15 does not discuss the entire $264 million impairment referenced in your cash flows or the asset impairments recognized for 2020. Also, address the need to provide the disclosures required by ASC 820-10-50-2 for your nonrecurring fair value measurements.

Response: We respectfully acknowledge the Staff’s comment. The following table reconciles the 2021 impairment charges disclosed in our 2022 Form 10-K and the amounts included in the response to comment 8. in the March 30, 2023 letter (amounts in millions):

Impairments included in structural optimization and other special charges	2021
Certain long-lived and intangible asset write-offs and impairments and associated costs	$203
Impairments associated with product line exits	58
Other	3
Asset impairments included in Consolidated Statements of Cash Flows	$264

In Note 15 to the consolidated financial statements included in our Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”), we disclosed, “As a result of the outcome of certain regional programs for our trauma products and the national VBP program for hips and knees we recorded charges of $105 to impair certain long-lived and intangible assets in 2021.” Additionally, we disclosed that “aside from the impairments from the VBP programs, we recorded asset impairments of $159 in 2021 consisting primarily of in-process research and development, other intangible assets and property, plant and equipment as a result of COVID-19-related demand impacts on in-process product development and certain other divestiture and restructuring activities.” In Note 15 to the consolidated financial statements included in our 2022 Form 10-K, we did not repeat our disclosure of the 2021 asset impairments of $159 million. We advise the Staff that in the notes to the consolidated financial statements that will be included in our Annual Report on Form 10-K for the year ended December 31, 2023, we will include disclosure of all 2021 impairments as they were disclosed in the 2021 Form 10-K to assist users in understanding the financial results for all periods presented in the consolidated financial statements.

With respect to the asset impairments recognized in 2020 and disclosed in Note 15 to the consolidated financial statements included in our 2020 Form 10-K, we advise the Staff that we did not repeat such disclosures in Note 15 to the consolidated financial statements included in our 2022 Form 10-K, and that our future filings will not require the presentation of a statement of comprehensive income for the year ended December 31, 2020.

We advise the Staff that the nature of the material impairments relate to the abandonment of certain in-process research and development and the exit of certain product lines as further discussed in our response to comment 3. above. The nature of the impairments was disclosed in our 2022 Form 10-K and in our 2021 Form 10-K. For these impairments, the related nonrecurring fair value measurements resulted in these assets having no value, resulting in impairment of the full carrying value of the assets. Based on our judgment and the circumstances of these write-offs, there would be no scenario under which the affected assets could potentially have value if a quantitative analysis of fair value had been performed. As such, we determined the disclosures required by ASC 820-10-50-2 were not necessary.

Form 8-K Filed January 31, 2023
Exhibit 99.1, page A-1

5.We note your response to comment 10, including the draft disclosure you intend to provide when presenting free cash flow excluding recall payments. Please help us understand how you determined that free cash flow excluding recall payments is a performance measure rather than a liquidity measure. In this regard, we note the measure is reconciled from cash provided by operating activities; includes cash in the title; the adjustments are cash-based rather than accrual-based; and your non-GAAP conversion rate uses this measure as the numerator.

Response: We respectfully acknowledge the Staff’s comment and agree that free cash flow excluding recall payments is a measure of liquidity. However, our calculation of free cash flow excluding recall payments is used as one measure of performance against target metrics in our management bonus plan. To calculate this metric, we have excluded recall-related payments because the payments are related to items that have not been a part of our product portfolio for several years and are not indicative of our current operations. This metric is intended to measure performance of cash utilization versus targets in the management bonus plan rather than liquidity. We advise the Staff that in future filings we will no longer include disclosure of free cash flow excluding recall payments.

Definitive Proxy Statement on Schedule 14A
Appendix A, page A-1

6.We note your presentation of free cash flow excluding recall payments. Please tell us how you determined that this presentation, which is outside of your compensation discussion and analysis section, is consistent with the requirements in Item 10(e)(1)(ii)(a) of Regulation S-K. See our related comment above.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings, we will revise the Reconciliation of the Most Directly Comparable GAAP Measure to Non-GAAP Financial Measure section of our proxy statement to no longer include a presentation of free cash flow excluding recall payments.

* * *

In connection with our response to the Staff’s comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ GLENN S. BOEHNLEIN
Glenn S. Boehnlein
Vice President, Chief Financial Officer

cc: William E. Berry, Vice President, Chief Accounting Officer